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                                November 2, 2023

       Paul Song
       Chief Executive Officer
       NKGen Biotech, Inc.
       3001 Daimler St.
       Santa Ana, CA 92705

                                                        Re: NKGen Biotech, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 19,
2023
                                                            File No. 333-275094

       Dear Paul Song:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed October 19, 2023

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities.
   2. Disclose the exercise prices of the warrants compared to the market price of the underlying securities.
If the warrants are out the money, please disclose the likelihood that warrant holders will
not exercise their warrants. Provide similar disclosure in the prospectus summary,
risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on the ability of your
company to fund your operations on a prospective basis with your current cash on hand.
 Paul Song
FirstName LastNamePaul   Song
NKGen Biotech,  Inc.
Comapany 2,
November  NameNKGen
             2023       Biotech, Inc.
November
Page 2    2, 2023 Page 2
FirstName LastName
Prospectus Summary, page 1

3. Consistent with your risk factor disclosure on page 6, please revise your Prospectus
         Summary to include a prominent discussion regarding your current liquidity position.
Risk Factors
Risks Related to Our Business and Industry
We do not currently have sufficient funds to service our operations and expenses and other liquidity needs..., page 6

4. We note your disclosure that you settled $14.6 million of transaction expenses and deferred underwriting fees at the closing of your business combination. In addition, we note your disclosure that you "have substantial transaction expenses accrued and unpaid subsequent to the closing." Given your disclosure that you "may have to liquidate... and/or seek protection under Chapters 7 or 11 of the United States Bankruptcy Code," please revise your disclosure to quantify the substantial transaction expenses accrued and unpaid.
The shares of common stock being offered in this prospectus represent a substantial percentage..., page 50

5. Please revise this risk factor to disclose the purchase price of the securities being registered for resale.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 59

6. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
8. We note that your forward purchase agreements with certain investors provide those investors with certain optional early termination rights after the closing date of the business combination. In addition, we note your disclosure on page 188 that "[s]hould
         [your] share price decline, [you] could receive less cash from escrow than the Prepayment
         Amount." Please revise to discuss the risks that these agreements may pose to other holders if the investors exercise these rights or otherwise advise. Paul Song
FirstName LastNamePaul   Song
NKGen Biotech,  Inc.
Comapany 2,
November  NameNKGen
             2023       Biotech, Inc.
November
Page 3    2, 2023 Page 3
FirstName LastName
General

9. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public
         securityholders acquired their shares and warrants. Disclose that while these selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.
         Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Ken Rollins, Esq.